82-5761



BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Previously Form 61)

SUPPL

Freedom of Information and Protection ... formation requested on this form is collected under the authority of and used for the purp... Act. Questions about the collection or use of this information can be directed to the Supe... 99-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L ... 800-373-6393



03032135

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WINDARRA MINERALS LTD.	03	06	30	03	08	07

ISSUER ADDRESS				
2300 - 1066 WEST HASTINGS ST				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6E 3X2	604-893-7071	604-688-1508
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
JUNE BALLANT		CONTROLLER		604-688-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
jballant@windarra.com		www.windarra.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"John Pallot"	JOHN PALLOT	03	08	22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVE BRUNELLE	03	08	22

FIN51-901F Rev.2000/12/19

PROCESSED
SEP 26 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
SEP 10 2003
WASH. D.C.
155
SECTION

dlw 9/23

WINDARRA MINERALS LTD.
FORM 51-901F – QUARTERLY REPORT
JUNE 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended June 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 4 in the attached unaudited consolidated financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited consolidated financial statements.

2. Related party transactions:

   See Note 8 in the attached unaudited consolidated financial statements.

3. For the current fiscal year to date:

   a) There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, June 30, 2003	23,721,909	$ 21,817,526

4. c) Options, warrants and convertible securities outstanding:

   See Note 7 in the attached unaudited consolidated financial statements.

   d) Number of escrow shares: Nil

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of directors and officers:

Director and President:	John Pallot
Director:	Steven Brunelle
Director:	June Ballant
Secretary	Marion McGrath

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Business Operations

The Company has been in the business of exploring primarily gold properties both directly and indirectly through its subsidiary, Westward Explorations Ltd. ("Westward").

During the previous year, the Company entered into an amalgamation agreement with China Energy and Power Corporation ("China Energy"). China Energy is a Canadian corporation that owns the rights to a significant anthracite coal deposit in Guizhou Province, China. Pending completion of the amalgamation, the TSX Venture Exchange ("Exchange") halted the trading of the Company shares. Upon completion of the due diligence process, the Company decided not to proceed with the amalgamation and the Company's shares were reinstated for trading. under an inactive designation as outlined in the policies of the Exchange. The Company has until October 30, 2003, to submit a comprehensive plan for reactivation.

Reactivation

On February 28, 2003, the Company issued a news release that as part of its plan to return to active status, the Company will participate in a proposed 2003 exploration and development program on its Magnacon Mine and East Properties located in Wawa, Ontario. The Company also announced that it has formed a partnership, 2002 Calgary Oil & Gas Co. Inc. together with two other companies (See 3.). During the period, the Company received $423,610 in revenue distribution from the partnership providing sufficient funds to the Company to pursue its reactivation. The Company is in the process of filing its application with the TSX Venture Exchange to return to active status.

Transfer of Listing to NEX

The TSX Venture Exchange has notified the Company that effective August 18, 2003, the Company will have its listing transferred to the NEX Board, and the tier classification was changed from Tier 2 to NEX. Companies trading on the inactive board will not face suspension or delisting if they fail to reactivate within 18 months. Filing procedures will be simplified, however, they will be subject to certain financing and share issuance restrictions.

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd...)

2. Mineral Properties and Exploration

Magnacon Joint Venture Properties, Ontario

Windarra has a 25% interest in the Magnacon Joint Venture Properties. The Properties consist of 19 freehold patented claims and 7 leasehold patented claims at the Magnacon Property plus one leasehold claim (replacing 40 former mining claims) at the contiguous Magnacon East Property. River Gold Mines Ltd. ("River Gold") owns a 75% interest in both properties and is the operator of the Joint Venture

The Magnacon Property is the site of the former producing Magnacon Mine, which produced 34,000 ounces of gold between early 1989 and July 1990. Windarra has expended approximately $17 million dollars since 1985 on the Properties. A total in excess of an estimated $70 million dollars has been spent by all parties between 1985 to 2000 on the exploration and development of the Properties.

2003 Work Program

In 2002, $474,308 was spent on a 6,006-metre drilling program designed to provide a systematic evaluation of the Magnacon properties. In January 2003 a 12 hole drilling program totaling 700 metres was completed to test the geometry and continuity of the Hollinger South occurrence. Drilling encountered narrow gold enriched intervals yet failed to establish continuity of the high-grade vein encountered in 2002. Although more work is required here, current focus is directed towards underground exploration in the Magnacon Mine Area. Any ore extracted would be processed as supplemental mill feed by the River Gold Mill located on the Property.

Work during the second quarter consisted of dewatering the underground workings. To June 30, the water level was between the 3rd and 4th levels. Most of the open stopes and development from prior mining is above this level. The bottom is the 6th level at 600 feet. The plan is to drift on portions of the "Upper Veins" to determine their continuity and grade. Historic drilling in these areas demonstrate erratically distributed gold but potential for gold grade.

Tallman Report, July 2003
In early June, the Company engaged the services of Peter Tallman, P.Geo., to conduct a comprehensive review of the Magnacon Project and commissioned a technical report to be used for submission to the TSX Venture Exchange in its bid to return the Company's listing to active status. P. Tallman reported as follows:

"At mine closure in 1990, an inferred mineral resource (conforms to NI43-101) totaling 1,270,000 tons grading 0.18 oz/ton gold containing 223,000 ounces gold remained in blocks adjacent the Magnacon Mine workings which required further development to access and extract (Muscocho Explorations, 1990).

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd...)

2. Mineral Properties and Exploration (cont....)

Table 1: 1990 Muscocho Explorations Ltd Estimate of Resources at Closure

	Proven	Probable	Possible	Inferred
Tons	92,000	39,000	119,000	1,115,000
oz Au/ton	0.23	0.22	0.21	0.17

River Gold plans to begin underground exploration and development on the 6th and 7th Levels of the Magnacon Mine during late 2003. This work program is planned to confirm the existing inferred mineral resource calculated by Muscocho (1990) of 22,000 ounces of gold in 47,500 tons of material and provide development access for extraction. Exploration and development of other mineral resource blocks accessible from the Magnacon Mine workings will follow. If exploration is successful, extraction of existing inferred mineral resources is estimated to continue to 2010.

There is significant exploration potential for additional mineralization to be located immediately adjacent to the Magnacon Mine workings. As example, the series of Upper Veins just north of the 4th Level and 5th Level workings are excellent exploration targets easily tested by underground diamond drilling.

The Magnacon East Property has numerous gold showings. The Amichi Showing and Discovery Vein have potential to develop to a mineral resource category with further successful exploration. In particular, if the true grade of these quartz veins could be shown to be higher than drilling at each showing suggests, then these and other areas have considerable exploration potential. Each of the Showings are recommended for testing by bulk sampling. The bulk samples should be processed at the Magnacon Mill and the true grade of the mineralization determined by recovering the contained gold."

Budget and Expenditure

At June 30, 2003, River Gold has spent $1,395,968 and must incur an additional $604,032 in exploration prior to a pro-rata contribution from Windarra. River Gold has proposed, and is currently working on, a budgeted $2,160,000 exploration and development program at the Magnacon Mine. Windarra is expected to have to contribute $293,969 in exploration funds during 2003 to maintain its 25% ownership interest in the Properties.

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. During the period, no work programs were undertaken.

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd…)

3. Acquisitions and Disposals

2002 Calgary Oil & Gas: During the period, 2002 Calgary Oil and Gas Inc., a general partnership formed by the Company and two other companies, (the "General Partnership") agreed to purchase from Ruth I. Chad her limited partnership interest in RIC 2002 Investment Co. (the "Partnership") for a price of $8,731,000. The Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The purchase price will be financed by the General Partnership issuing to Mrs. Chad an evidence of indebtedness whereby the General Partnership agrees to pay for 100% of the purchase price on demand. Interest will be charged on the principal amount at the rate of 5% per year. The General Partnership anticipates that its share of cash flow from the Partnership will be sufficient to fund the principal and interest payments. The evidence of indebtedness will be secured by a charge on the interest in the Partnership being purchased from Mrs. Chad. The Company has no work commitments with respect to this agreement. On May 14,2003 the Exchange accepted for filing the documents for this transaction. During the period, the Company received an income distribution of $423,610.

Sanger Leases: During the period, the Company assigned its 3.125% working interest in the Sanger leases in Live Oak County, Texas to Wagner Oil Company for US$2,000 and a 1% of 8/8th overriding royalty interest. The Company wrote off the costs related to this leases in 1992.

4. Financial Discussion

Revenues and Other items. The $9,813 rent and management income is significantly lower than the $22,850 revenue recorded for the same period last year because the Company had ceased to provide services to a related company. The Company's $478,272 income from other items is $429,323 more than the $49,055 income from other items last year. Other items during this period consists mainly of a $423,610 revenue distribution from its partnership interest in 2002 Calgary Oil & Gas Co. Inc. The Company's subsidiary also received a $50,000 settlement from Province of British Columbia related to the expropriation of the Company's interest in the Shuttleworth Claims located in the Alberni Mining Division by the Government. For the same period last year, the Company recorded $49,055 total revenues from other items.

Expenses. The Company's focus this year is on its Magnacon Joint Venture with River Gold Mines Ltd, and other mining opportunities in Canada. During the same period last year, the Company pursued a coal mining opportunity in China. As a result of the change in focus, the Company's administrative expenses of $207,056 for the period is $44,396 lower than the $251,452 for same period last year, with reductions mainly in business development fees, office and travel expenses.

Result of Operations With the significant revenue from other items combined with reduced expenses the Company's income for the period is $441,304 more than the $160,294 loss for the same period last year.

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd...)

5. Working Capital Position

As at June 30, 2003, the Company had a working capital on a consolidated basis of $459,163. In addition, the Company has investments in marketable securities with a book value of $105,732 and a market value of $104,865 at June 30, 2003. The Company is working on financing options in anticipation of its participation in the 2003 Magnacon Joint Venture Programme.

6. Contingency Liability

During 1999, the CCRA reviewed the Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objections with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

7. Investor Relations

The Company has not undertaken any investor relations' activities. Management currently performs all investor relation services.

8. Subsequent Events

The Company has agreed to accept 434,213 shares of Stingray Resources Inc. (Formerly Poseidon Minerals Ltd.) valued at $0.20 in settlement of $86,846.20 of debt. Regulatory approval for the transaction was obtained on July 18, 2003.

WINDARRA MINERALS LTD.
Consolidated Balance Sheets
Unaudited

	June 30 2003	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 36,700	$ 37,402
Term Deposits	362,000	60,000
Receivables	105,169	195,997
Prepaid and deposits	9,120	6,870
	512,989	300,269
Capital assets (Note 3)	2,978	3,764
Mineral properties (Note 4)	3	3
Deferred explorations costs (Note 4)	1,881	2
Long term investment (Note 6)	105,732	105,732
	$ 623,583	$ 409,770
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 53,826	$ 71,042
Loan payable	-	50,000
	53,826	121,042
Due to related party (Note 8)	21,819	21,819
	75,645	142,861
Shareholders' equity		
Capital stock (Note 7)	21,817,526	21,817,526
Deficit	(21,269,588)	(21,550,617)
	547,938	266,909
	$ 623,583	$ 409,770

Nature of operations (Note 1)

Contingency (Note 12)

On behalf of the Board:

"Steve Brunelle"	*"John Pallot"*
Steve Brunelle	John Pallot
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Operations and Deficit
Unaudited

	3 months ended Jun 30, 2003	3 months ended Jun 30, 2002 re-stated	9 months ended Jun 30, 2003	9 months ended Jun 30, 2002 re-stated
REVENUE				
Rent and management income	$ 3,094	$ 10,962	$ 9,813	$ 22,950
EXPENSES				
Amortization	242	331	786	1,014
Business development	-	(18,000)	13,000	27,200
Corporate administration fees	16,362	15,900	47,226	42,900
Management fees	16,500	(7,200)	42,000	21,600
Office and miscellaneous	7,352	17,035	24,647	63,802
Professional Fees	(1)	1,484	28,188	23,169
Regulatory and transfer agent fees	2,795	3,419	23,359	20,269
Rent & reception	7,564	12,725	17,464	31,175
Shareholder communication	1,403	(125)	4,894	3,167
Technical and management consulting fees	-	-	2,800	-
Travel & related costs	-	887	2,692	17,156
	52,217	26,456	207,056	251,452
Loss before other items	(49,123)	(15,494)	(197,243)	(228,502)
Other items				
Interest income	1,239	4,283	4,662	256
Gain on option of mineral property	-	-	-	88,597
Gain on appropriation of mineral property	-	-	50,000	-
Gain (loss) on sale of investment	-	31,640	-	(39,798)
Oil and gas partnership income	423,610	-	423,610	-
	424,849	35,923	478,272	49,055
Loss before discontinued operations	375,726	20,429	281,029	(179,447)
Income (loss) from discontinued operations (Note 2 and 11)	-	(13,236)	-	(64,030)
Loss (income) for the period	375,726	7,193	281,029	(243,477)
Deficit, beginning of period	(21,645,314)	(21,437,252)	(21,550,617)	(21,186,581)
Deficit, end of period	$ (21,269,588)	$ (21,430,059)	$ (21,269,588)	$ (21,430,058)
Income (Loss) per share	$ 0.02	$ 0.00	$ 0.01	$ (0.01)

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Cash Flows
Unaudited

	3 months ended Jun 30, 2003	3 months ended Jun 30, 2002 re-stated	9 months ended Jun 30, 2003	9 months ended Jun 30, 2002 re-stated
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 375,726	$ 20,429	$ 281,029	$ (179,447)
Items not affecting cash:				
Amortization	242	331	786	1,014
Loss(gain) on sale of investments	-	(31,640)	-	39,798
Gain on option of mineral property	-	-	-	(88,597)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(4,970)	(3,011)	90,828	1,575
(Increase) decrease in prepaids & deposits	(2,200)	(2,475)	(2,250)	(2,525)
Increase (decrease) in accounts payable and accrued liabilities	(20,428)	(25,851)	(17,214)	(40,852)
Net cash used in operating activities	348,370	(42,217)	353,179	(269,034)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisiton of capital assets	-	-	-	(722)
Exploration expenditures	(1,881)	10,274	(1,881)	(15,911)
Purchase of term deposits	38,000	-	(302,000)	-
Proceeds on sale of investments	-	45,937	-	266,716
Advance from 2002 Ltd. Partnership	(423,610)	-	-	-
Net cash provided by investing activities	(387,491)	56,211	(303,881)	250,083
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan (repayment)	-	(4,491)	(50,000)	-
Net cash provided by financing activities	-	(4,491)	(50,000)	-
Net cash provided by continuing operations	**(39,121)**	**9,503**	**(702)**	**(18,951)**
Net cash used in discontinued operations	-	(1,469)	-	(70,293)
Increase (decrease) in cash and equivalents during the period	**(39,121)**	**8,034**	**(702)**	**(89,244)**
Cash and equivalents, beginning of period	75,821	83,563	37,402	180,841
Cash and equivalents, end of period	$ 36,700	$ 91,597	$ 36,700	$ 91,597

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Jun 30, 2003	Sept 30, 2002
Working capital	$ 459,163	$ 179,227
Deficit	(21,269,588)	(21,550,617)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its 72.06% interest in Westward Explorations Ltd. During the previous fiscal year ended September 30, 2002, the Company reduced its investment in Messina Minerals Inc. (formerly Mishibishu Gold Corporation) from 46.35% to 3.44%.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements in the current period presented.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

3. CAPITAL ASSETS

	Jun 30, 2003			Sept 30, 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 8,565	$ 5,587	$ 2,978	$ 8,565	$ 4,801	$ 3,764

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Magnacon East Block Claims, Ontario	Magnacon Claims, Ontario	Little Deer Lake Claims, Saskatchewan	9 months ended June 30, 2003	Year ended September 30, 2002
Balance, beginning of period	$ 2	$ 2	$ 1	$ 5	$ 33,071
Additions during the year:					
Data compilation					190
Equipment rental					1,320
Geological analysis	180	180	-	360	2,000
Lease					2,201
Travel & transportation	759	760	-	1,519	
Additions during the year	939	940	-	1,879	5,701
Disposals during the year	-	-	-	-	(33,063)
Discontinued operations	-	-	-	-	(5,714)
Balance, end of period	$ 941	$ 942	$ 1	$ 1,884	$ 5

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Magnacon Mine Property, Ontario

The Company, together with its subsidiary Westward Explorations Ltd holds a 25% interest in 19 freehold patented claims and 7 leasehold patented claims in the Sault Ste. Marie mining division, Ontario. The Company previously wrote down related deferred exploration costs to a nominal value.

Magnacon Eastern Property, Ontario

The Company holds a 25% interest in one leasehold claim (comprising 40 former mining claims converted to lease) contiguous with the Magnacon Mine Property in the Sault Ste. Marie mining division, Ontario. The Company previously wrote down related deferred exploration costs to a nominal value.

The Magnacon Mine and Magnacon East Properties are subject to the Magnacon Joint Venture between the Company and River Gold Mines Ltd ("River Gold"). Under a revised Magnacon Joint Venture Agreement dated March 2000, which governs exploration on the properties, River Gold will spend $2 million before March 2004 after which, these properties will form the Joint Venture and share costs on a pro rata basis. On June 30, 2003, River Gold reported year to date expenditures of $921,658, which brings cumulative expenditure including 2002 expenditure of $474,308 to $1,395,968.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont....)

Little Deer Lake Claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

5. ADVANCES FROM 2002 CALGARY LIMITED

During the period ended, the Company formed a general partnership (the "General Partnership") with two other companies to purchase a limited partnership interest in RIC 2002 Investment Co. (the "Limited Partnership"), an Alberta limited partnership involved in the petroleum and natural gas industry, for $8,371,000. As consideration, the General Partnership issued an evidence of indebtedness for $8,371,000, payable on demand. Interest is payable on the principal amount at a rate of 5% per annum. The evidence of indebtedness is secured by a charge on the interest in the Limited Partnership. The Company has a 44.35% % interest in the General Partnership. Under the terms of the General Partnership, the Company receive $423,000 as an initial distribution. During the period, the Company recognized $423,610 in revenue from the partnership.

6. LONG TERM INVESTMENTS

The Company holds the following investments:

	Jun 30 2003	Sept 30 2002
Shares of publicly traded companies	$ 105,732	$ 268,046
Less: Written-down	-	(162,314)
		105,732
Investment in Adelaide	-	50,000
Less: Written-off	-	(50,000)
Total investments	$ 105,732	$ 105,732

During the previous year, the Company sold 586,500 common shares of Tenke for total proceeds of $265,962, which resulted in a loss of $39,798.

During 2001, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposed to source and sell coal between China and Europe. During 2002, management of the Company determined that it would not proceed with the development of the property and accordingly, all related costs were written-off to operations.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Balance at Jun 30, 2003	23,721,909	$ 21,817,526

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years.

Number of Shares	Exercise Price	Expiry Date
25,000	$ 0.11	February 1, 2004

8. RELATED PARTIES TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $3,600 to a director, a company controlled by a director of a subsidiary or a company controlled by a former director of the Company.

b) Paid or accrued management fees of $16,500 to a director and a former director of the Company.

c) Paid or accrued accounting fees of $18,000 to a director or an officer of the Company.

Included in receivables at June 30, 2003 is $109,792, owing by directors, former directors, officers and companies with management in common.

Included in accounts payable at June 30, 2003 is $264 owing to directors, former directors or companies controlled by former directors.

Due to related party at June 30, 2003 of $21,819 consists of amounts due to a former director and shareholder. The amount bears no interest, is unsecured and has no specific terms of repayment. The fair value of amounts due to related party is not determinable, as it has no specific repayment terms. The related party has agreed that it will not seek repayment within one year.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company primarily operates in Canada in one industry segment being the acquisition and development of mineral properties.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposits, receivables, accounts payable and accrued liabilities, loan payable and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximate their carrying values, unless otherwise noted.

11. DISCONTINUED OPERATIONS

On July 4, 2002, the Company entered into an agreement to sell 10,000,000 common shares of its 46.35% holdings in Mishibishu for total proceeds of $299,990. The remaining investment of 801,125 common shares will be accounted for on a cost basis.

12. CONTINGENCY

a) During 1999, Canada Customs and Revenue Agency ("CCRA") reviewed Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by Westward.

   Management is of the opinion that the reassessment is without merit and has filed a Notice of Appeal with the Tax Court of Canada. It is management's opinion that the ultimate resolution with respect to the reassessment cannot be determined at this time, therefore, no provision has been made in these financial statements.

b) During the fiscal year ended September 30, 2002, the former President signed an agreement on behalf of Westward between APR Energy Pte. Ltd. ("APR"), APR Coal and Energy Ltd. ("APR Coal"), the former President and his business partner, to form and capitalize a coal trading company based in Singapore. The agreement stipulated that the initial capitalization would be $4,000,000 Singapore Dollars of which Westward would contribute 10%. Management maintains that it did not authorize nor ratify the signing of this agreement and has notified the parties accordingly. APR and APR Coal have agreed to takeover Westward's position and the former President has also indemnified the Company from any liabilities arising out of this agreement.

13. SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Company agreed to accept 434,231 shares of Stingray Resources Inc. (formerly Poseidon Minerals Ltd.) valued at $0.20 in settlement of $86,846.20 owed to the Company.

WINDARRA MINERALS LTD.



CORPORATE DATA

AUGUST 2003

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: jpallot@windarra.com
Website: www.windarra.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

John Pallot, President/Director
June Ballant, Director
Steven Brunelle, Director
Marion McGrath, Corporate Secretary

INVESTOR CONTACTS

John Pallot
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: jpallot@windarra.com

CAPITALIZATION

Authorized:	100,000,000
Issued:	23,721,909
Escrow:	Nil
Options:	25,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: WRA.H
Cusip No.: 973151 10 3